UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 8, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI DECLARES A DIVIDEND OF 50 SOUTH AFRICAN CENTS PER SHARE FOR THE QUARTER ENDED 30 SEPTEMBER 2012**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

8 November 2012

ANGLOGOLD ASHANTI DECLARES A DIVIDEND OF 50 SOUTH AFRICAN CENTS PER SHARE FOR THE QUARTER ENDED 30 SEPTEMBER 2012

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared **Dividend No. 115** for the quarter ended 30 September 2012 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves	
Rate of dividend declared per ordinary share in South African cents (gross)	50
Dividends tax rate applicable to shareholders liable to pay the dividend tax	15%
STC credits utilised in South African cents	Nil
Rate in South African cents (net) where dividend tax at 15% is payable	42.5
The ordinary shares in issue of AngloGold Ashanti Limited at the date of declaration	383,285,642
The E-ordinary shares in issue of AngloGold Ashanti Limited at the date of declaration	1,620,158
AngloGold Ashanti Limited's tax reference number	9640006608

In compliance with the requirements of Strate, given the company's primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2012
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 22 November
Last date to trade ordinary shares cum dividend	Friday, 23 November
Last date to register transfers of certificated securities cum dividend	Friday, 23 November
Ordinary shares trade ex-dividend	Monday, 26 November
Record date	Friday, 30 November
Payment date	Friday, 14 December

On the payment date, dividends due to holders of certificated securities on the South African and United Kingdom share registers will be electronically transferred to shareholders' bank accounts. Given the increasing incidences of fraud with respect to cheque payments, the company has ceased the payment of dividends by way of cheque. Shareholders are requested to notify the relevant share registrars with banking details to enable future dividends to be paid via electronic funds transfer. Refer to the back cover for share registrar details.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with further requirements of Strate, between Monday, 26 November and Friday, 30 November 2012, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.

	2012
Ex dividend on New York Stock Exchange	Wednesday, 28 November
Record date	Friday, 30 November
Approximate date for currency conversion	Friday, 14 December
Approximate payment date of dividend	Monday, 24 December

Assuming an exchange rate of R8.6170/$, the gross dividend payable per ADS, which is subject to a 15% South African withholding tax, is equivalent to 6 US cents. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

	2012
Last date to trade and to register GhDSs cum dividend	Friday, 23 November
GhDSs trade ex-dividend	Monday, 26 November
Record date	Friday, 30 November
Approximate payment date of dividend	Monday, 17 December

Assuming an exchange rate of R4.5840/GHC, the gross dividend payable per share, which is subject to a 15% South African withholding tax, is equivalent to GHC0.1091. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.

In addition, the directors declared Dividend No. E15 for the quarter ended 30 September 2012, of 25 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP, which dividend is subject to a 15% withholding tax, and 25 South African cents per E ordinary share payable to Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 14 December 2012.

SPONSOR: UBS South Africa (Pty) Limited

ENDS

Contacts

Media | **Tel:** | **E-mail:**
Alan Fine | +27-11 637- 6383 / +27 (0) 83 250 0757 | afine@anglogoldashanti.com
Chris Nthite | +27 (0) 11 637 6388/+27 (0) 83 301 2481 | cnthite@anglogoldashanti.com
Stewart Bailey | +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021 | sbailey@anglogoldashanti.com
General inquiries | +27 11 637 6031 | media@anglogoldashanti.com

Investors
Stewart Bailey | +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021 | sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada) | +1 (212) 858 7702 / +1 646 379 2555 | sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe) | +44 779 497 7881 / +44 1225 93 8483 | mbedford@anglogoldashanti.com
General inquiries | +27 11 637 6059 | investors@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 08, 2012

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary